UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 10, 2019

Leading Independent Proxy Advisor Recommends Methanex Shareholders Vote the WHITE Proxy for Management’s Nominees

•	Urges shareholders to vote for all of Methanex’s director nominees; highlights board’s track record of generating attractive shareholder returns

•	Shareholders are encouraged to vote only the WHITE Proxy or VIF in advance of the voting deadline on April 23, 2019 at 10:30 a.m. (Vancouver time)

•	Questions? Need help? Contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) announces that leading independent proxy advisor Glass Lewis and Co. (“Glass Lewis”) has recommended that Methanex shareholders vote “FOR” all the Company director nominees at the upcoming annual general meeting of shareholders on April 25, 2019.

In reaching its recommendation, Glass Lewis stated the following:

About Methanex’s track record of balancing profitable growth and returning cash to shareholders:

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“We would highlight the fact that Methanex's returns have consistently outpaced the peer subset and, more broadly and perhaps more importantly, the selected indices, each of which counts the Company as a constituent… All other factors held equal, we believe the data supports the notion that Methanex has historically been capable of managing large, capital intensive projects through industry cyclicality while generating attractive shareholder returns relative to suitable benchmarks.”

About Methanex’s corporate governance and board composition:

–
“In sum, then, we do not view Methanex as having particularly high-risk corporate governance architecture and find investors have consistently voted in a manner that suggests there are limited concerns with the current board composition.”

–
“We would suggest critical decisions around a board spill should focus considerably less on nominal standards of excessive tenure and more on the scrutinized particulars of the nominees targeted for replacement. In this regard, it should be noted M&G submits substantially no specific arguments in relation to the historical service of Messrs. Aitken, Balloch and Cook and Ms. Rennie, and instead essentially asks investors to assume these directors are underperforming -- presumably by failing to sufficiently challenge management -- by virtue of their lengthy service.”

About the Geismar 3 opportunity:

–
“M&G's own presentation, filed with SEDAR on April 5, 2019, highlights that [M&G] has routinely endorsed the Company's most complex and capital intensive initiatives to date, including physically transferring two plants several thousand miles and reopening several other production facilities. Further still, M&G acknowledges it initially offered support for the Geismar 3 project, subject to certain conditions. In short, then, it is worth noting [M&G] does not have an established history of raising doubts around comparable strategic actions, and, more pertinently, does not attempt to retroactively tie any of those actions to diminished shareholder value (a position we believe would be challenged by Methanex's aforementioned returns profile in any case).”

–
“Just as problematic is the fact that M&G is essentially seeking significant board change based on a highly speculative outcome in relation to the evaluation of Geismar 3, the potentially negative impact of which is heavily predicated on a series of uncertain assumptions and observations.”

In response to the Glass Lewis Report, Methanex President & Chief Executive Officer, John Floren, said the following: “The Glass Lewis Report reinforces our board’s stewardship and rigorous and disciplined approach to every major investment decision, with a focus on creating shareholder value. It also echoes what we have been hearing from shareholders in recent weeks who support our balanced approach to profitable growth with a commitment to returning cash to shareholders while maintaining a strong balance sheet. As the voting deadline nears, I encourage all shareholders to reject M&G’s singular focus on divesting, not investing in Methanex’s growth and vote “FOR” all of management’s nominees.”

Voting is Now Open
Shareholders are urged to vote management’s WHITE proxy form or voting instruction form FOR only management’s 11 director nominees before April 23, 2019 at 10:30 a.m. (Vancouver time) and WITHHOLD on M&G’s nominees.
Disregard any blue proxy you might receive from M&G.
Voting is now open. If you have questions or need help voting, contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 10, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary